UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No.2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

POTTER ACQUISITION CORPORATION

ORACLE SYSTEMS CORPORATION

ORACLE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Bartley C. Deamer, Esq.

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, California 94303

(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,194,789	$26,771

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $4.90 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$26,771	Filing Party:	Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation

Form of Registration No.:	Schedule TO	Date Filed:	April 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2006 (the “Statement”) as amended, and relates to the offer by Potter Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Portal Software, Inc., a Delaware corporation (the “Company”), for $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 11, 2006 (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and Item 11.

The second sentence of the second paragraph of the subsection entitled “Antitrust” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and restated in its entirety as follows:

“Oracle filed the German Notification on April 26, 2006. On May 17, 2006 the German Federal Cartel Office gave final clearance with respect to Offeror’s acquisition of Shares pursuant to the Offer.”

Item 12. Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:

”(a)(5)(i) Text of press release issued by Parent dated May 17, 2006.”

Signature

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTTER ACQUISITION CORPORATION

By:	/S/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/S/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/S/ DANIEL COOPERMAN
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

Dated May 18, 2006